Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation

(Commission File No. 001-11967)

Good morning,

I have exciting news to share with you about our future here at Sterling. This morning Sterling Bancorp and Astoria Financial announced that both companies’ boards of directors have unanimously approved a definitive merger agreement to combine in a stock-for-stock transaction. Sterling Bancorp shareholders will account for about 60% of stock in the combined company; Astoria Financial shareholders will own about 40%. We expect the merger to close fourth quarter 2017, pending regulatory approval.

I look forward to serving as CEO of the combined company and continuing to grow our high-performing regional bank. The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary, Sterling National Bank. The new organization will be built from the base of Sterling platforms and processes, but will be augmented by Astoria’s practices where they are superior.

By combining our two highly complementary franchises, we will strengthen our position as a high performing regional bank specializing in serving consumers and small to middle market commercial clients in the greater New York metropolitan area. Just as important, this merger will provide many more opportunities for our colleagues to be part of a more competitive banking institution that will be well positioned to reach new levels of growth and success.

With approximately $29 billion in combined assets, our new organization will be in the top 6 among New York based regional banks. We will provide our clients with a stronger bank with increased financial resources, a broader range of services, and a larger team of dedicated, experienced relationship managers. In particular, the resulting organization will have a deep deposit base focused on retail and commercial deposits and cash management, a balanced loan portfolio with no concentrations, and limited executional risk.

Both companies have a track record of successful merger closings, and our partnership will build on Sterling’s positive momentum and the success of our team-based, single point of contact delivery model. When we add Astoria’s high-quality retail operations, superior deposit gathering capabilities, and attractive client base concentrated in desirable markets, our combined team promises to become a banking powerhouse in the greater New York area and beyond.

Integration planning will start immediately and proceed over the next several months. As we have done in the past, we will take a deliberative, thoughtful, and execution-oriented approach to this merger, building a process that is participative and transparent, with equal representation from both banks.

Key elements of the anticipated timeline are:

Q4 2017: Transaction Close

Q2/Q3 2018: Complete Phase 1 (Integration) and begin Phase 2 (Conversion)

Q4 2019: Begin Phase 3 (Full Integration and Operational Effectiveness)

I look forward to discussing this transaction in more detail during in-person and telephone town halls later in the week. Watch for a meeting invite shortly. You will also find additional information in our news release, which you can find here.

Over the coming days and weeks you will receive clear, concise communications about the process and timelines. Transition updates will be sent to you regularly to keep you fully informed.

In the meantime, our top priorities are to convey a sense of optimism and confidence to our clients, and to continue providing the high levels of service they have come to expect from us. It’s business as usual, and we encourage each of you to stay focused on serving our clients as you currently do today.

We are excited about continuing the evolution of our high performance company. We have clearly demonstrated that we are delivering on our promise of above and beyond.

Distribution: All Colleagues

03/7/2017

Confidential and Internal Use Only

FOR INTERNAL DISTRIBUTION ONLY

STERLING/ASTORIA MERGER

Frequently Asked Questions	March 7, 2017

Today, Sterling Bancorp and Astoria Financial announced that both companies’ boards of directors have unanimously approved a definitive merger agreement.

Our combined organization will be a larger, stronger bank with increased financial resources, a broader range of services, and an expanded team of dedicated, experienced relationship managers. Just as important, the merger will provide many more opportunities for colleagues to be part of a more competitive organization that will be well positioned to reach new levels of growth and success.

Naturally, you may have many questions arising from this news. We have compiled commonly asked questions and provided answers below. You will continue to receive timely updates throughout the merger process, with this being the first.

Q1:  Why are we merging with Astoria?

A1:  By combining our two highly complementary franchises, we will strengthen our position as a high performing regional bank specializing in serving small to middle market commercial and consumer clients in the greater New York metropolitan area. This transaction creates a regional bank with approximately $29 billion in assets and positions us in the top 6 among New York based regional banks. The merger also builds on Sterling’s positive momentum and the success of the team-based, single point of contact delivery model as well as Astoria’s high-quality distribution network, superior deposit gathering capabilities, and attractive client base concentrated in desirable markets.

About Astoria Bank:

1.	Like Sterling, Astoria has a 129 year history in the New York metropolitan area. Both banks were established in 1888.
2.	Astoria is a diversified, full-service community bank based in New York with assets of $14.6 billion.
3.	Astoria is known for high-touch, hands on approach to customer service.
4.	Astoria’s business strategy and target markets are complementary.
5.	Please visit www.astoriabank.com for more information.

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Q2:  What is the process involved with this bank merger?

A2:  The transaction requires the approval of Sterling Bancorp and Astoria Financial shareholders as well as various banking regulators.

Q3:  When will the merger be completed?

A3:  Sterling and Astoria are working together toward a target date of the fourth calendar quarter of 2017.

Q4.  Who will lead the bank once the merger is complete?

A4.  Sterling President and CEO Jack Kopnisky will serve as President and CEO of the resulting bank.

Q5:  How will this affect me?

A5:  Our merger will provide an opportunity to be part of a larger and more competitive banking institution. Our new organization will be built from the best practices and high-performing colleagues of both organizations. While no staffing decisions have been made, we want you to know that we consider each of our Sterling colleagues to be a vitally important part of this process. Your enthusiastic commitment will be essential to ensure our ongoing success, both as individuals and as an organization.

Until the merger close, it remains business as usual. We encourage everyone to stay focused on serving clients as you do today. And remember that your attitude toward the merger will have a fundamental impact upon the attitudes and perceptions of our clients. You owe it to our clients and yourself to stay well informed, upbeat and optimistic about the possibilities ahead.

Q6:  How will the organizations be integrated?

A6:  As you can imagine, there are a tremendous number of decisions that need to be made about the future of the combined bank - decisions that must be thoroughly considered and evaluated. We will launch an integration process that is both participative and transparent to address all of those decisions with equal representation from both banks.

•	Integration teams will be developed to leverage key individuals in each organization across all functions
•	Co-leaders, one from Sterling and one from Astoria, will be designated to lead teams dedicated to various discrete areas of both banks
•	Co-leaders will recruit team members from both organizations
•	Teams will remain small to aid in team function and communication, but also to ensure that we allow the ongoing functions of both banks to continue at the same high levels of performance throughout the integration process

You may be recruited to be a team member, you may be asked to provide information or perform a few tasks for a team, or you may be relied on to ensure ongoing functions of the

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bank continue given others are directed to integration team work. Each of these roles is equally important in the integration team process.

Q7:  How can I learn more about the merger?

A7:  A series of Town Hall meetings hosted by Sterling’s President & CEO, Jack Kopnisky, will begin with several sessions throughout the day on Thursday, March 9, and a teleconference will take place on Friday, March 10. The exact times and locations of the meetings will be announced shortly.

Q8:  What information can you provide about Astoria’s financial performance?

A8:  For information on Astoria’s financial performance, please visit, www.astoriabank.com. Click on Investor Relations at the bottom left corner of the home page.

The website noted above provides access to complete financial information, including links to the latest annual report and SEC filings.

Q9:  What does this mean for our clients?

A9:  This merger announcement has no immediate impact on day-to-day operations and we will conduct business as usual. Clients will continue to receive the high quality service they have come to expect from Astoria and Sterling. All deposit accounts and loans will remain the same.

Sterling clients will receive a letter on or about March 14 informing them of the merger agreement signed by both Jack Kopnisky and Astoria CEO Monte Redman. Relationship managers have been provided talking points to reach out to top clients.

Of course, you will continue to communicate with your clients as you always have during this process. We will continue to send communication to clients at key milestone points in the process and you will be informed of these communications in advance.

Q10:  How do I introduce questions that are not covered in the merger communications?

A10:  We encourage you to use the Town Hall meetings and Sterling Central’s “Got A Question?” feature to ask any questions you may have.

In future communications we will provide key contacts for questions about the process of the merger.

We hope that you have found this information helpful. However, this communication is only a general summary and does not create a contract or other commitment with respect to your continued employment or compensation and benefits. If there is any conflict between this information and the plan documents or other agreements relating to any benefit referred to herein, the terms of the plan documents or other agreements will govern. Also, as always, Sterling National Bank and Astoria Bank reserve the right to interpret, modify or terminate their plans and policies at any time.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Sterling and Astoria Financial. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Astoria’s and Sterling’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which Astoria and Sterling operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect Astoria’s and Sterling’s future results are identified in their Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this communication, and neither Astoria nor Sterling undertakes any obligation to update any forward-looking statements contained in this communication to reflect events or conditions after the date hereof.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information.

This communication is being made in respect of the proposed merger transaction involving Sterling and Astoria. Sterling intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and Sterling and a prospectus of Sterling, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the Astoria and Sterling stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and Sterling are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sterling and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sterling may be obtained free of charge at Sterling’s website at http://www.sterlingbancorp.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from Sterling upon written request to Sterling Bancorp, Attn: Corporate Secretary, 400 Rella Boulevard, Montebello, New York 10901 or by calling (845) 369-8040 or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in the Solicitation

Sterling, Astoria, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Sterling’s and Astoria’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the proxy statement for Astoria’s 2016 annual meeting of stockholders, as previously filed with the SEC on November 10, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.